CMA Multi-State Municipal Series Trust
Series Number: 4
File Number: 811-05011
CIK Number: 810598
CMA California Municipal Money Fund
For the Period Ending: 03/31/2008

Pursuant to Exemptive Order Release No. IC-15520 dated January 5, 1987, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the year ended March 31, 2008.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/25/2007	$18,000	CAL HSG FIN AGY REV/DLY	3.86%	02/01/2026
04/25/2007	5,715	CAL HSG FIN AGY REV/DLY	3.840	02/01/2032
04/25/2007	29,175	CAL HSG FIN AGY REV/DLY	3.860	02/01/2035
05/03/2007	20,000	CAL HSG FIN AGY REV/DLY	3.990	02/01/2033
05/07/2007	35,395	CAL HSG FIN AGY REV/DLY	3.850	02/01/2033
05/07/2007	7,685	CAL HSG FIN AGY REV/DLY	3.870	02/01/2026
02/05/2008	7,000	SAN DIEGO PUB. FAC / WED	3.400	05/15/2020